

July 16, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA



Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 069/2010**

  Subject: Notification of an investment in joint venture.

  Date: July 16, 2010

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Y. Sripratak.

Mr. Vikrom Sriprataks
Director
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
July 16, 2010

AIS-CP 069/2010

July 16, 2010

Subject: Notification of an investment in joint venture

To: The President
The Stock Exchange of Thailand

Pursuant to announcement of the Mobile Number Portability (MNP) by the National Telecommunications Commission (NTC) prescribing those telecom operators shall set up a joint clearing house to facilitate porting of mobile number. In compliance with the law, Advanced Info Service Public Company Limited ("the Company") would like to inform that it had invested in Clearing House for Number Portability Co., Ltd., a joint investment of 5 telecom operators in Thailand to provide mobile number portability service. The Company subscribed 4,000 ordinary shares, representing 20% of its issued and paid-up capital at the par value of Baht 100 per share; the total investment was Baht 400,000. The Clearing House for Number Portability Co., Ltd. has been registered with the Minister of Commerce.

Clearing House for Number Portability Co., Ltd. has a registered capital of Baht 2,000,000 (Baht two million), divided into 20,000 ordinary shares with a par value of Baht 100 per share. Details of shareholders are as follow:

1. Advanced Info Service Plc.	20%
2. Total Access Communication Plc.	20%
3. True Move Co., Ltd.	20%
4. CAT Telecom Plc.	20%
5. TOT Plc.	20%

This transaction is not regarded as a connected transaction and a transaction size is not considered as a major acquisition and disposition of assets according to the Notification of Capital Market Supervisory Board and regulations of the Stock Exchange of Thailand.